# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Usio, Inc., CIK 0001088034
CUSIP: 917313108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 3611 Paesanos Parkway, Suite 300, San Antonio, Texas (TX), 78231
Date of event which requires filing of this statement: 05/17/2023
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001671550

## Reporting persons
- National Services, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); sole voting power 2,813,172; shared voting power 0; sole dispositive power 2,813,172; shared dispositive power 0; aggregate amount beneficially owned 2,813,172 (10.3% of the class)
  Comment: (1) Includes 2,805,752 shares held by Whittier Trust Company for the benefit of National Services, Inc. ("NSI") and 7,420 shares held by Whittier Trust Company for the benefit of NSI's sole shareholder as of the date of this filing.
  
  (2) Calculated in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and based on 27,307,839 shares of Common Stock outstanding as of November 10, 2025 as reported in the Quarterly Report on Form 10-Q for the quarter ended September 30, 2025 filed by the Issuer on November 12, 2025.

## Item 1. Issuer
Name of issuer: Usio, Inc.
Address of issuer's principal executive offices: 3611 Paesanos Parkway, Suite 300, San Antonio, Texas

## Item 2. Person Filing
Name of person filing: National Services, Inc.
Address of principal business office or, if none, residence: The address for the principal business office of National Services, Inc. is 4303 San Rafael Avenue, Los Angeles, CA 90042
Citizenship: National Services, Inc. is a Nevada Corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,813,172 shares of Common Stock (1)
Percent of class: 10.30% (2)
Sole power to vote or to direct the vote: 2,813,172 shares of Common Stock (1)
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,813,172 shares of Common Stock (1)
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- National Services, Inc.: /s/ Dorothy Knight, Dororthy Knight, President (12/29/2025)